May 19, 2026

Gary Niederpruem
Chief Executive Officer
Forgent Power Solutions, Inc.
11500 Dayton Parkway
Dayton, MN 55369

        Re: Forgent Power Solutions, Inc.
            Draft Registration Statement on Form S-1
            Submitted May 19, 2026
            CIK No. 0002080126
Dear Gary Niederpruem:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing